UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY
TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT
OF
1934.

Commission File Number 333-160488

NATIONAL INVESTMENT MANAGERS INC.

(Exact name of registrant as specified in its charter)

485 Metro Place South, Suite 275
Dublin, Ohio  43017
(614) 932-8822

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, $.001 par value per share

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 7*

*On March 21, 2011, National Investment Managers Inc. (the "Company") completed its merger (the "Merger") pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), dated March 7, 2011, by and between the Company and DTE Merger Corp., a Florida corporation ("Merger Co."). Pursuant to the Merger Agreement, Merger Co. merged with and into the Company, with the Company surviving the Merger. As a result of the Merger, all common shares of the Company held under the Company’s 2005 Stock Incentive Plan (the "Plan") have been cancelled and converted into the right to receive a cash payment.

In light of the foregoing, the Company has filed a post-effective amendment on Form S-8 with the Securities and Exchange Commission (the "SEC") to terminate the offering of unsold common shares and related plan interests offered under the Plan, and the Company is filing this Form 15 with the SEC to deregister the plan interests and to suspend the Company's duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, National Investment Managers Inc. has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 23, 2011	NATIONAL INVESTMENT MANAGERS INC.
	By:	/s/ John M. Davis
John M. Davis, President